SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2003

SONY CORPORATION

(Translation of registrant’s name into English)

7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION (Registrant)

By	/s/ TERUHISA TOKUNAKA
(Signature) Teruhisa Tokunaka Executive Deputy President and Group Chief Strategy Officer

Date: October 27, 2003

List of materials

Documents attached hereto:

i)	A press release regarding Sony and NTT DoCoMo’s agreement to form a joint venture company for FeliCa business

Sony Corporation

NTT DoCoMo, Inc.

For Immediate Release

Sony and NTT DoCoMo Agree to Form Joint Venture Company for FeliCa Business

– Creating a New Lifestyle Based on the Open FeliCa Platform –

TOKYO, JAPAN, October 27, 2003 — Sony Corporation and NTT DoCoMo, Inc. have agreed to form a Joint Venture Company to develop new services based on mobile phones equipped with Sony’s contactless IC Card technology FeliCa®. The Joint Venture is targeted for establishment in January 2004. Discussions between Sony and DoCoMo will continue to finalize the details of this company which will be named: FeliCa Networks, Inc.

Sony began developing FeliCa in 1988, and business use of the technology became widespread following the deployment of the technology in Hong Kong transport systems in 1997. FeliCa is now used in JR East’s Suica® system, as well as in a number of transport systems around the world. Other applications include the “Edy” electronic money service, the “eLIO” online credit service and various company/organizational ID security systems. At present, 38 million cards using FeliCa chips have been issued worldwide.

DoCoMo launched its mobile internet service i-mode® in 1999, and has gained approximately 40 million subscribers to date. DoCoMo has constantly aimed to upgrade the service by adding various new technologies to enhance interface with other devices, including infrared communications and two-dimensional bar codes. The enhancement of the i-mode handset interface is one primary example of DoCoMo’s goal to promote mobile multimedia services by linking i-mode and real businesses.

The Joint Venture will develop the technology for a new IC chip, tentatively named “mobile FeliCa IC”, that will integrate mobile phones with the FeliCa technology. The Joint Venture will then implement production and sales licensing agreements with chip manufacturers, and work to create a platform whereby content providers can offer mobile services that feature both flexibility and security. The mobile FeliCa IC and service platform will be developed in an open environment and provided to the widest possible range of mobile telecommunications operators and content providers.

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Through this platform, customers will be able to use their mobile phones to enjoy services previously only available with IC cards, such as transport system payments, electronic money and personal ID security. In addition, use of the telecom infrastructure for mobile phones will also enable new capabilities, such as the direct downloading of value (prepaid money) and additional content-based data. Potential applications of the technology could include electronic ticketing and online credit, which would provide convenience and added value for both providers and customers.

DoCoMo plans to launch a test service for mobile phones equipped with the mobile FeliCa IC chip in December of this year. FOMA® and mova® FeliCa equipped phones are scheduled to go on sale in Japan by the end of Fiscal Year 2004.

Through the operations of this new company, Sony and DoCoMo aim to strengthen the market and also create new technological opportunities within the mobile phone sector. At the same time, they will energetically promote the FeliCa technology service platform in order to become a pillar of the rapidly emerging world of contactless IC services.

Outline of Joint Venture Based on Agreement

Company Name:	FeliCa Networks, Inc.
President:	Soichi Kawachi (scheduled)
Capital:	Approx. 6 billion yen (to be finalized)
Investment Ratio:	Sony 60%, NTT DoCoMo 40%
Employees:	Approx. 90
Main Business:	Mobile FeliCa IC chip development and production/sales licensing.
Operation of mobile FeliCa service platform

For more information, please contact:

Sony Corporation

Corporate Communications

Tel: +81-3-5448-2200

Fax: +81-3-5448-3061

International PR

Public Relations Department

NTT DoCoMo, Inc.

Tel: +81-3-5156-1366

Fax: +81-3-5501-3408

e-mail: press_dcm@nttdocomo.com

website: http://www.nttdocomo.com

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About Sony

Sony Corporation is a leading manufacturer of audio, video, game, communications, key device and information technology products for the consumer and professional markets. With its music, pictures, computer entertainment and on-line businesses, Sony is uniquely positioned to be the leading personal broadband entertainment company in the world. Sony recorded consolidated annual sales of approximately $62 billion for the fiscal year ended March 31, 2003. Sony Global Web Site: http://www.sony.net/

About NTT DoCoMo

NTT DoCoMo is the world’s leading mobile communications company with more than 47 million customers. The company provides a wide variety of leading-edge mobile multimedia services. These include i-mode®, the world’s most popular mobile internet service, which provides e-mail and internet access to over 39 million subscribers, and FOMA®, launched in 2001 as the world’s first 3G mobile service based on W-CDMA. In addition to wholly owned subsidiaries in Europe and North and South America, the company is expanding its global reach through strategic alliances with mobile and multimedia service providers in Asia-Pacific, Europe and North and South America. NTT DoCoMo is listed on the Tokyo (9437), London (NDCM), and New York (DCM) stock exchanges. For more information, visit www.nttdocomo.com

FeliCa is a registered trademark of Sony Corporation.

i-mode and FOMA, are trademarks or registered trademarks of NTT DoCoMo, Inc. in Japan and other countries.

mova is a registered trademark of NTT DoCoMo, Inc. in Japan.

NTT DoCoMo’s FOMA service is only available to subscribers in Japan.

Suica is a registered trademark of East Japan Railway Co.

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